SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

51, Sogong-ro (203 Hoehyondong, 1-ga)

Jung-gu, Seoul, 100-792 Korea

Tel.822-2125-2085

March 5, 2014

To Shareholders:

Convocation Notice of the Annual General Meeting of Shareholders

Notice is hereby given that an Annual General Meeting of Shareholders of Woori Finance Holdings Co., Ltd. will be held as described hereunder and your attendance is cordially requested.

Very truly yours, Soon-Woo Lee Chairman and CEO Woori Finance Holdings Co., Ltd. 51, Sogong-ro, Jung-gu, Seoul 100-792, Korea

Description

1. Date and Time	March 21, 2014 9 A.M., Seoul time.

2. Venue	5th floor / Woori Bank, 51, Sogong-ro, (203 Hoehyon-dong 1-ga) Jung-gu, Seoul, Korea

3. Agenda

A.     Approval of financial statements for the fiscal year 2013

B.     Appointment of non-standing directors

B-1 Sang-Keun Oh

B-2 Kang-Shik Choi

B-3 Seong-Yeal Lim

B-4 Min Chang

C.     Appointment of candidates for the members of the Audit Committee

C-1 Hee-Yul Chai

C-2 Sang-Keun Oh

C-3 Kang-Shik Choi

C-4 Seong-Yeal Lim

C-5 Min Chang

D.     Approval of directors’ compensation limit

Reference Document for the Exercise of Voting Rights

A.	Approval of financial statements for the fiscal year 2013

Please refer to appendix A.

B.	Appointment of non-standing directors

Name (Date of Birth)	Experience	Nominated by	Relationship with Majority Shareholder	Transactions with Company within the past three years	Term
Sang-Keun Oh (Apr. 27, 1956)	- Current) Professor, Economics, Dong-A University - Director, The Korean Economic Association	Non-standing Directors Nomination Committee	None	None	1 year

Kang-Shik Choi (Aug. 2, 1960)	- Current) Professor, School of Economics, Yonsei University - Current) Dean, University College, Yonsei University	Non-standing Directors Nomination Committee	None	None	1 year

Seong-Yeal Lim (May 27, 1963)	- Current) Director, Planning & Coordination Dept., Korea Deposit Insurance Corporation - Director, Risk Management Dept., Korea Deposit Insurance Corporation	Non-standing Directors Nomination Committee	Employee	None	1 year

Min Chang (Jan. 24, 1965)	- Current) Director, Research Coordination Division, Korea Institute of Finance - Advisor to the Chairman, Financial Services Commission	Non-standing Directors Nomination Committee	None	None	1 year

C.	Appointment of candidates for Audit Committee members

Name (Date of Birth)	Experience	Nominated by	Relationshup with Majority Shareholder	Transactions with Company within the past three years	Term
Hee-Yul Chai (Jan. 23, 1960)	- Current) Professor, Economics, Kyonggi University - Dean of Academic Affairs, Kyonggi University	Audit Committee Nomination Committee	None	None	1 year

Sang-Keun Oh (Apr. 27, 1956)	- Current) Professor, Economics, Dong-A University - Director, The Korean Economic Association	Audit Committee Nomination Committee	None	None	1 year

Kang-Shik Choi (Aug. 2, 1960)	- Current) Professor, School of Economics, Yonsei University - Current) Dean, University College, Yonsei University	Audit Committee Nomination Committee	None	None	1 year

Seong-Yeal Lim (May 27, 1963)	- Current) Director, Planning & Coordination Dept., Korea Deposit Insurance Corporation - Director, Risk Management Dept., Korea Deposit Insurance Corporation	Audit Committee Nomination Committee	Employee	None	1 year

Min Chang (Jan. 24, 1965)	- Current) Director, Research Coordination Division, Korea Institute of Finance - Advisor to the Chairman, Financial Services Commission	Audit Committee Nomination Committee	None	None	1 year

D.	Approval of directors’ compensation limit

Item	2013	2014
Compensation Limit	4 billion won	4 billion won

Appendix A. Financial Statements for FY2013

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2013 AND 2012 AND JANUARY 1, 2012

	December 31, 2013	December 31, 2012	January 1, 2012
	(Korean Won in millions)
ASSETS
Cash and cash equivalents	45,524	236,400	33,538
Loans and receivables	34,453	209,199	239,215
Investments in subsidiaries and jointly controlled entities	13,763,730	17,976,325	17,825,203
Premises and equipment	288	389	515
Intangible assets	44	33	29
Current tax assets	138,005	20,844	—
Deferred tax assets	—	2,444	2,158
Other assets	2,207	970	2,347
Assets held-for-sale	1,555,852	—	—
Disposal group held for distribution to owners	2,441,809	—	—

Total assets	17,981,912	18,446,604	18,103,005

LIABILITIES
Debentures	3,505,025	3,654,276	3,653,968
Net defined benefit liability	—	137	—
Current tax liabilities	—	165,588	201,361
Deferred tax liabilities	375,026	—	—
Other financial liabilities	175,813	53,448	31,796
Other liabilities	889	1,479	1,659
Liabilities directly associated with disposal group held for distribution to owners	180,553	—	—

Total liabilities	4,237,306	3,874,928	3,888,784

EQUITY
Common stock	4,030,077	4,030,077	4,030,077
Hybrid securities	498,407	498,407	309,010
Capital surplus	109,026	109,026	109,026
Other equity	(1,272)	(1,467)	(1,029)
Retained earnings	9,108,368	9,935,633	9,767,137

Total equity	13,744,606	14,571,676	14,214,221

Total liabilities and equity	17,981,912	18,446,604	18,103,005

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
	(Korean Won in millions, except for earning per share data)
NET INTEREST EXPENSE
Interest income	6,508	11,757
Interest expense	(169,340)	(184,136)

	(162,832)	(172,379)

NET FEES AND COMMISSIONS INCOME
Fees and commissions income	60,140	62,582
Fees and commissions expense	(14,216)	(3,142)

	45,924	59,440

DIVIDEND INCOME	254,081	562,272
REVERSAL OF IMPAIRMENT LOSSES ON CREDIT LOSS	(4,621)	(1)
ADMINISTRATIVE EXPENSES	(42,080)	(50,774)

OPERATING INCOME (LOSS)	90,472	398,558

NON-OPERATING INCOME (EXPENSE)	(309,427)	(1,368)
INCOME (LOSS) BEFORE INCOME TAX EXPENSE	(218,955)	397,190
INCOME TAX EXPENSE (INCOME)	377,408	(146)

NET INCOME (LOSS)	(596,363)	397,336

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX	195	(438)
Items that are not subsequently reclassified to profit or loss	195	(438)
Remeasurement item of employee benefits	195	(438)
Items that are subsequently reclassified to profit or loss	—

TOTAL COMPREHENSIVE INCOME (LOSS)	(596,168)	396,898

Basic and diluted earnings per share	(776)	459

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Capital	Hybrid	Capital	Other	Retained
	stock	securities	surplus	equity	earnings	Total
	(Korean Won in millions)
January 1, 2012 (Reported)	4,030,077	309,010	109,026	(14)	9,766,122	14,214,221
Effect of change in accounting policy	—	—	—	(1,015)	1,015	—

January 1, 2012 (Restated)	4,030,077	309,010	109,026	(1,029)	9,767,137	14,214,221

Dividends	—	—	—	—	(201,503)	(201,503)
Dividends of hybrid securities	—	—	—	—	(27,337)	(27,337)
Net income	—	—	—	—	397,336	397,336
Remeasurement of item of employee benefits	—	—	—	(438)	—	(438)
Issue of hybrid securities	—	189,397	—	—	—	189,397

December 31, 2012	4,030,077	498,407	109,026	(1,467)	9,935,633	14,571,676

January 1, 2013	4,030,077	498,407	109,026	(1,467)	9,935,633	14,571,676
Dividends	—	—	—	—	(201,503)	(201,503)
Dividends of hybrid securities	—	—	—	—	(29,399)	(29,399)
Net income	—	—	—	—	(596,363)	(596,363)
Remeasurement of item of employee benefits	—	—	—	195	—	195

December 31, 2013	4,030,077	498,407	109,026	(1,272)	9,108,368	13,744,606

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Years ended December 31
	2013	2012
	(Korean Won in millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(596,363)	397,336
Adjustment to net income:	599,334	(388,387)
Income tax expense (income)	377,408	(146)
Interest income	(6,508)	(11,757)
Interest expense	169,340	184,137
Dividend income	(254,081)	(562,272)
Impairment loss on credit loss	4,621	1
Impairment loss on asset held for sale	306,437	—
Depreciation	145	179
Amortization	11	6
Loss on disposal of intangible assets	1	—
Retirement benefit	1,960	1,465
Changes in operating assets and liabilities:	155,606	197,157
Decrease in loans and receivables	182,985	198,112
Decrease (increase) in other assets	(1,238)	1,364
Decrease in net defined benefit liability	(1,840)	(1,893)
Increase in other financial liabilities	(23,711)	(245)
Increase in other liabilities	(590)	(181)
Cash received from (paid for) operating activities:
Income tax paid	(144,743)	(201,361)
Interest income received	6,212	9,739
Interest expense paid	(170,575)	(181,630)
Dividend income received	254,081	562,272

Net cash provided by operating activities	103,552	395,126

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Years ended December 31
	2013	2012
	(Korean Won in millions)
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease of investments in subsidiaries and jointly controlled entities	—	3,107
Disposal of premises and equipment	18	—
Disposal of intangible assets	14	—
Increase of investments in subsidiaries and jointly controlled entities	(69,648)	(154,229)
Acquisition of premises and equipment	(62)	(54)
Acquisition of intangible assets	(37)	(10)

Net cash used in investing activities	(69,715)	(151,186)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of debentures	748,045	767,657
Increase in borrowings	—	35,000
Issuance of hybrid securities	—	189,397
Redemption of debentures	(720,000)	(770,000)
Redemption of borrowings	—	(35,000)
Dividends paid on hybrid securities	(29,399)	(26,629)
Dividends paid	(201,503)	(201,503)

Net cash used in financing activities	(202,857)	(41,078)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(169,020)	202,862
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	236,400	33,538
Cash and cash equivalents classified as asset group held for distribution to owners	(21,856)	—

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	45,524	236,400

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2013 AND DECEMBER 31, 2012

	December 31, 2013	December 31, 2012	December 31, 2011
	(Korean Won in millions)
ASSETS
Cash and cash equivalents	5,477,649	5,778,390	6,417,964
Financial assets at fair value through profit or loss	4,806,197	27,352,216	26,844,973
Available-for-sale financial assets	17,085,448	18,888,923	19,698,348
Held-to-maturity financial assets	12,038,820	18,684,801	20,036,128
Loans and receivables	211,912,373	250,275,551	235,317,520
Investments in joint ventures and associates	617,570	1,037,930	928,233
Investment properties	340,620	491,685	498,999
Premises and equipment	2,536,441	3,185,543	3,134,472
Intangible assets and goodwill	268,926	433,407	447,891
Assets held for sale	587	83,347	56,243
Current tax assets	143,101	38,667	57,512
Deferred tax assets	155,256	155,439	79,505
Derivative assets	131,410	281,069	326,840
Other assets	178,886	414,846	377,062
Disposal group held-for-sale	34,684,805	—	—
Disposal group held for distribution to owners	50,312,293	—	—

Total assets	340,690,382	327,101,814	314,221,690

LIABILITIES
Financial liabilities at fair value through profit or loss	2,507,248	10,985,765	9,621,546
Deposits due to customers	175,323,644	204,209,580	197,378,565
Borrowings	18,231,511	33,479,716	34,667,740
Debentures	21,677,674	27,959,969	29,265,833
Provisions	684,799	863,658	892,308
Net defined benefit liability	71,602	166,296	119,704
Current tax liabilities	9,980	178,791	274,257
Deferred tax liabilities	49,105	134,481	270,033
Derivative liabilities	1,785	38,000	33,493
Other financial liabilities	19,914,947	25,544,410	19,023,665
Other liabilities	411,278	508,072	570,038
Liabilities directly associated with disposal group held for sale	32,047,626	—	—
Liabilities directly associated with disposal group held for distribution to owners	46,882,414	—	—

Total liabilities	317,813,613	304,068,738	292,117,182

EQUITY
Owners’ equity:	17,847,633	18,695,919	17,555,085
Capital stock	4,030,077	4,030,077	4,030,077
Hybrid securities	498,407	498,407	309,010
Capital surplus	176,502	174,044	175,768
Other equity	(35,367)	112,013	563,074
Retained earnings	13,112,690	13,881,378	12,477,156
Equity related to asset group held for sale	29,820	—	—
Equity related to asset group held for distribution to owners	35,504	—	—
Non-controlling interests	5,029,136	4,337,157	4,549,423

Total equity	22,876,769	23,033,076	22,104,508

Total liabilities and equity	340,690,382	327,101,814	314,221,690

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
	(Korean Won in millions, except per share data)
Interest income	9,493,383	10,891,241
Interest expense	(5,001,361)	(6,043,341)

Net interest income	4,492,022	4,847,900
Fees and commissions income	1,565,224	1,686,885
Fees and commissions expense	(638,723)	(497,535)

Net fees and commissions income	926,501	1,189,350
Dividend income	87,641	101,063
Net gain (loss) on financial instruments at fair value through profit or loss	123,900	(364,894)
Net gain (loss) on available-for-sale financial assets	(85,242)	533,148
Impairment losses on credit loss	(2,277,260)	(1,799,029)
Other net operating expenses	(3,027,995)	(2,958,031)

Operating income	239,567	1,549,507
Share of profits (losses) of joint ventures and associates	(1,277)	44,515
Other non-operating income	49,377	43,898

Non-operating income	48,100	88,413
Net income before income tax expense	287,667	1,637,920
Income tax expense	(35,096)	(356,840)

Income of continuing operations	252,571	1,281,080
Income (loss) of discontinued operations	(966,066)	566,599

Net income (loss)	(713,435)	1,847,679

Remeasurement of the net defined benefit liability	9,217	(51,297)

Items not subsequently reclassified to net income	9,217	(51,297)
Loss on available-for-sale financial assets	(50,953)	(349,481)
Share of other comprehensive income (loss) of joint ventures and associates	(6,375)	56,855
Loss on foreign currency translation for foreign operations	(59,824)	(107,509)
Gain (loss) on valuation of cash flow hedge	(2,412)	13,091

Items subsequently reclassified to net income	(119,564)	(387,044)
Other comprehensive income (loss), net of tax	(110,347)	(438,341)
Total comprehensive income (loss)	(823,782)	1,409,338

(Continued)

Net income attributable to:
Net income (loss) attributable to owners	(537,688)	1,633,341
Income of continuing operations	162,011	1,164,431
Income (loss) of discontinued operations	(699,699)	468,910
Net income (loss) attributable to non-controlling interests	(175,747)	214,338
Income of continuing operations	90,560	116,649
Income (loss) of discontinued operations	(266,307)	97,689
Total comprehensive income attributable to:
Comprehensive income (loss) attributable to owners	(623,695)	1,176,805
Comprehensive income (loss) attributable to non-controlling interests	(200,087)	232,533
Basic and diluted earnings from continuing and discontinued operations per share	(704)	1,993
Basic and diluted earnings from continuing operations per share	165	1,411

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2012 (Reported)	4,030,077	309,010	175,768	586,421	12,422,722	17,523,998	4,549,396	22,073,394
Effect of changes in accounting policies	—	—	—	(23,347)	54,434	31,087	27	31,114
January 1, 2012 (Restated)	4,030,077	309,010	175,768	563,074	12,477,156	17,555,085	4,549,423	22,104,508

Net income	—	—	—	—	1,633,341	1,633,341	214,338	1,847,679
Dividends	—	—	—	—	(201,503)	(201,503)	(40,842)	(242,345)
Changes in investments in consolidated subsidiaries	—	—	(1,724)	—	—	(1,724)	(220)	(1,944)
Variation of available-for-sale financial assets	—	—	—	(334,185)	—	(334,185)	(15,296)	(349,481)
Changes in equity of joint ventures and associates	—	—	—	7,188	—	7,188	49,667	56,855
Foreign currency translation for foreign operations	—	—	—	(81,805)	—	(81,805)	(25,704)	(107,509)
Cash flow hedge	—	—	—	4,357	—	4,357	8,734	13,091
Remeasurement of the net defined benefit liability	—	—	—	(52,093)	—	(52,093)	796	(51,297)
Changes in other equity	—	—	—	5,197	—	5,197	3,105	8,302
Depreciation of subsidiaries’ stock discount	—	—	—	280	(280)	—	—	—
Changes in equity of non-controlling interests	—	—	—	—	—	—	(271,837)	(271,837)
Dividends to hybrid securities	—	—	—	—	(27,336)	(27,336)	(135,007)	(162,343)
Issue of hybrid securities	—	189,397	—	—	—	189,397	—	189,397

December 31, 2012	4,030,077	498,407	174,044	112,103	13,881,378	18,695,919	4,337,157	23,033,076

January 1, 2013	4,030,077	498,407	174,044	112,013	13,881,378	18,695,919	4,337,157	23,033,076
Net income	—	—	—	—	(537,688)	(537,688)	(175,747)	(713,435)
Dividends	—	—	—	—	(201,503)	(201,503)	(21,319)	(222,822)
Changes in investments in consolidated subsidiaries	—	—	(259)	—	—	(259)	(280)	(539)
Changes in equity in consolidated subsidiaries	—	—	2,717	—	—	2,717	81,370	84,087
Variation of available-for-sale financial assets	—	—	—	(33,782)	—	(33,782)	(17,171)	(50,953)
Changes in equity of joint ventures and associates	—	—	—	(6,375)	—	(6,375)	—	(6,375)
Foreign currency translation for foreign operations	—	—	—	(51,999)	—	(51,999)	(7,825)	(59,824)
Cash flow hedge	—	—	—	(765)	—	(765)	(1,647)	(2,412)
Remeasurement of the net defined benefit liability	—	—	—	6,915	—	6,915	2,302	9,217
Changes in other equity	—	—	—	3,852	—	3,852	1,612	5,464
Depreciation of subsidiaries’ stock discount	—	—	—	98	(98)	—	—	—
Dividends to hybrid securities	—	—	—	—	(29,399)	(29,399)	(154,869)	(184,268)
Issue of hybrid securities in consolidated subsidiaries	—	—	—	—	—	—	985,553	985,553

December 31, 2013	4,030,077	498,407	176,502	29,957	13,112,690	17,847,633	5,029,136	22,876,769

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
	(Korean Won in millions)
Cash flows from operating activities:
Net income	(713,435)	1,847,679
Adjustments:
Income tax expense	622,656	508,654
Interest income	(12,837,884)	(14,329,038)
Interest expense	6,622,744	7,784,699
Dividend income	(151,494)	(163,138)
Impairment losses on credit loss	2,706,389	2,121,697
Loss on valuation of financial instruments at fair value through profit or loss	—	183,226
Loss on available-for-sale financial assets	95,729	—
Loss on valuation of investments in joint ventures and associates	43,488	5,354
Loss on foreign exchange translation	55,228	44,539
Loss on transaction of derivatives	37,074	24,461
Loss on valuation of derivatives	84,639	32,006
Loss on fair value hedged items	13,505	38,879
Provisions	85,732	81,385
Retirement benefits	167,910	143,626
Depreciation and amortization and others	300,453	291,033
Loss on disposal of investments in joint ventures and associates	4,946	19,807
Loss on disposal of premises and equipment and other assets	5,158	3,335
Impairment loss of premises and equipment and other assets	60,692	17,731
Impairment loss of Assets group held-for-sale and Asset group held for distribution to owners	833,766	—
Gain on valuation of financial instruments at fair value through profit or loss	(43,058)	—
Gain on available-for-sale financial assets	—	(568,806)
Gain on held-to-maturity financial assets	—	(10)
Gain on valuation of investments in joint ventures and associates	(64,005)	(74,021)
Gain on foreign exchange translation	(50,135)	(26,059)
Gain on transaction of derivatives	(14,830)	(4,496)
Gain on valuation of derivatives	(3,971)	(40,072)
Gain on fair value hedged items	(128,361)	(43,725)
Reversal of provisions	(10,972)	(25,069)
Gain on disposal of investments in joint ventures and associates	(19,974)	(28,627)
Gain on disposal of premises and equipment and other assets	(13,052)	(4,669)
Reversal of impairment loss of premises and equipment and other assets	(3,051)	(1,714)
Changes in operating assets and liabilities:
Decrease in financial instruments at fair value through profit or loss	2,413,710	673,750
Increase in loans and receivables	(17,106,848)	(16,844,065)
Decrease (Increase) in other assets	54,493	(57,619)
Increase in deposits due to customers	9,705,237	6,371,038
Decrease in provision for guarantee and unused commitment	(98,270)	(79,096)
Decrease in net defined benefit liability	(158,487)	(163,820)
Increase (decrease) in other financial liabilities	(1,147,373)	6,159,641
Increase (decrease) in other liabilities	38,359	(17,454)
Cash received from (paid for) operating activities:
Interest income received	12,918,030	14,300,812
Interest expense paid	(6,974,736)	(7,814,374)
Dividends received	151,051	156,476
Income tax paid	(479,002)	(667,993)

Net cash used in operating activities	(2,997,949)	(144,037)

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2013 AND DECEMBER 31, 2012

(CONTINUED)

	2013	2012
	(Korean Won in millions)
Cash flows from investing activities:
Disposal of available-for-sale financial assets	26,449,831	26,003,872
Redemption of held-to-maturity financial assets	6,768,916	11,264,656
Disposal of investments in joint ventures and associates	106,438	140,871
Disposal of investment properties	6,583	—
Disposal of premises and equipment	18,478	15,545
Disposal of intangible assets	8,660	3,199
Disposal of assets held for sale	54,611	15,860
Net increase of derivatives for risk hedge	14,632	43,965
Acquisition of available-for-sale financial assets	(29,152,120)	(24,796,959)
Acquisition of held-to-maturity financial assets	(4,250,044)	(9,913,276)
Acquisition of investment in joint ventures and associates	(144,644)	(97,819)
Acquisition of investment properties	(513)	(2,724)
Acquisition of premises and equipment	(159,437)	(252,470)
Acquisition of intangible assets	(107,092)	(72,598)
Acquisition of assets held for sale	(7,266)	—

Net cash provided by (used in) investing activities	(392,967)	2,352,122

Cash flows from financing activities:
Net increase in borrowings	3,113,963	—
Issuance of debentures	10,501,447	8,945,192
Issuance of hybrid securities	—	189,397
Increase of paid in capital in subsidiaries	80,273	—
Issuance of hybrid securities in subsidiaries	985,553	—
Net decrease in borrowings	—	(1,186,507)
Payment of debentures	(10,084,216)	(10,257,246)
Dividends paid	(201,503)	(201,503)
Dividends paid on hybrid securities	(29,398)	(26,629)
Dividends paid on hybrid securities of subsidiaries	(147,498)	(115,165)
Other decrease in non controlling interests, net	(38,643)	(23,978)

Net cash provided by (used in) financing activities	4,179,978	(2,676,439)

Net increase (decrease) in cash and cash equivalents	789,062	(468,354)
Cash and cash equivalents, beginning of the period	5,778,390	6,417,964
Effects of exchange rate changes on cash and cash equivalents	(94,993)	(171,220)

Cash and cash equivalents, end of the period	6,472,459	5,778,390

Cash and cash equivalents related to disposal group held for sale	(303,202)	—
Cash and cash equivalents related to disposal group held for distribution to owners	(691,608)	—

Cash and cash equivalents on statement of financial position	5,477,649	5,778,390

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: March 5, 2014	By:	/s/ Seung-Gyu Kim
(Signature)

Name: Seung-Gyu Kim
Title: Executive Vice President